INVEST IN **MUVR**

On-Demand Moving, Same-Day Furniture Delivery, Junk Removal, Labor & More


Muvr
One app for On-Demand Moving, Furniture Delivery, Junk Removal & Labor
Hello, Rico
Continue
Types of moves
Store delivery
Marketplace delivery
Your vehicle
Next

muvr.io Los Angeles, CA

Technology | SaaS | Minority Founder | Mobile Apps | Service

Highlights

1. Gig Worker Empowerment: Muvr's mission is to empower gig workers.
2. Profit with Purpose: Balancing profit and social responsibility.
3. Minority-owned: Founder and spokesperson Rico Suarez has a combined total of 1 million followers.
4. Led by a serial entrepreneur and team with years of mover backgrounds and deep tech knowledge.
5. $2,000/day in profit after launching only in Los Angeles County, CA., recently on November 1, 2023.
6. 25 gig workers signing up daily with $0 CAC, entirely word of mouth.
7. 90% of users acquired through word-of-mouth referral
8. Proven Product, Market and Fit

Our Founder



Rico Suarez Founder

10 years of experience in entrepreneurship, 5 years of experience as a mover and 2 years of experience as an engineer, with a total combined audience of 1 million followers through all social channels (US and South American Audience).

Pitch

*Para Español, desliza hacia abajo.

Join our Journey to Revolutionize the Gig Worker Economy with Muvr

At Muvr, we're not just building a company; we're spearheading a movement that champions the empowerment, fairness, and dignity of gig workers. As a Latino entrepreneur, I've experienced firsthand the struggles and aspirations of gig workers. Their stories are our inspiration, and their wellbeing is our mission.

Our Story: A Mission Rooted in Experience

My journey with Muvr isn't just about creating another platform; it's about reshaping an industry. An accident that nearly claimed my life became the catalyst for my vision. During my recovery, I realized that I'd been given a second chance to make a profound difference. Drawing from my own experience as a gig worker, I committed myself to building a platform that would revolutionize the industry by placing control back into the hands of those who power it - the gig workers themselves.



Empowerment and Fairness at the Core

Muvr's foundation rests on a simple yet transformative principle: ensuring that gig workers have control, respect, and fair compensation. Our mission is deeply personal. It's about creating a community-driven platform where workers are valued, respected, and fairly compensated for their hard work.

Why Your Support Matters

Investing in Muvr isn't just an investment in a business; it's a commitment to a vision. It's an opportunity to transform lives, empower individuals, and redefine an entire industry. Your support signifies your belief in a world where fairness and opportunity are available to all.

Making an Impact Together

We stand at a critical juncture in our journey. The need for fair compensation and control for gig workers has never been more crucial. Your contribution, regardless of size, fuels our ability to continue championing fairness and empowerment within the gig economy.

Gig workers can make six figures moving and delivering furniture. See image below.


CALCULATE YOUR EARNINGS
Service:
Moves
Junk Removal
Labor
Type:
Driver
Helper
Select how many daily jobs you want.
Calculations below based on $90.00 avg. per job.
Number of jobs completed per day:
4
Daily Earnings
x 1 day
$360.00
Weekly Earnings
x 6 days per week
$2,160.00
Monthly Earnings
x 4 Weeks (24 Days)
$8,640.00
Yearly Earnings
x 52 weeks (312 days)
$112,320.00
**Earnings are based on averages only and can vary depending on location, seasonality, etc.

Our Commitment to Change

Muvr is unwavering in its pursuit of a gig worker economy that values its workers and provides them with the means to thrive. We envision a future where financial stability doesn't come at the cost of dignity. With your partnership, we can turn this vision into a reality.

Join Us in Transforming Lives

Together, we can pave the way for a brighter future for gig workers. Your support is a beacon of hope, a vote for fairness, and an investment in real, lasting change.

Thank you for being a part of our journey, for your belief in our mission, and for your unwavering support. Together, let's empower gig workers and reshape the gig economy for the better.


THE PROBLEM
INEFFICIENT PROCESSES
Traditional moving methods involve multiple phone calls, paperwork, and complex scheduling, leading to customer frustration.
HIDDEN COSTS
Many moving companies lack transparency, resulting in unexpected fees and pricing complexities for customers.
UNRELIABLE SERVICES
Customers face issues like late arrivals, mishandling of belongings, and poor communication from some moving companies.
INCONSISTENT QUALITY
The varying expertise and professionalism of movers lead to damages and subpar moving experiences.
TRUST ISSUES
Finding reputable movers can be difficult, relying on unreliable reviews and word-of-mouth recommendations.
EXPLOITATION OF GIG WORKERS
Some moving companies mistreat gig workers with unfair pay and excessive workloads, causing high turnover rates.

The Ripe Opportunity in a Traditional Industry and the Lack of a Household Name

The traditional moving industry is ripe for disruption due to long-standing inefficiencies and pain points that have persisted without innovative solutions. In contrast to other sectors, such as transportation, where Uber is synonymous with immediate access to a ride, the moving industry lacks such a household name. When individuals require a ride, they instinctively turn to apps like Uber or Lyft, but when faced with the need for movers, the process is anything but seamless.

Inherent Inefficiencies in Traditional Moving:

1. Fragmented and Disconnected Services: The industry lacks a cohesive and integrated platform that offers an all-encompassing solution, forcing customers to navigate through numerous disjointed options and outdated practices.

2. Limited Access to Reliable Information: Finding trusted and reliable moving services remains a cumbersome task. Customers often struggle to find transparent and comprehensive information about available services, pricing structures, and the quality of movers.

3. Inconvenience and Complexities: Traditional moving processes are laden with complexities, including lengthy phone calls, paperwork, and scheduling intricacies, resulting in a lack of convenience and efficiency.

The Craving for a Disruptive Solution:

There exists a clear void in the market for a disruptive force that streamlines and modernizes the moving experience. Just as Uber revolutionized the transportation landscape by providing a seamless, user-friendly platform, the moving industry is in dire need of an equivalent solution.


THE SOLUTION
USER-FRIENDLY APP
Easy booking and scheduling with our intuitive mobile app and website, saving time and hassle.
TRANSPARENT PRICING
Upfront and clear pricing structures to avoid unexpected costs, enabling effective budgeting.
RELIABLE & VETTED MOVERS
Curated network of skilled and trustworthy professionals for exceptional service.
CONSISTENT QUALITY
Stringent quality control ensures every move meets high standards, with regular monitoring and feedback.
ACCESS TO TRUSTED PROFESSIONALS
Customers connect with vetted, experienced movers through thorough screening and reviews.
FAIR TREATMENT OF GIG WORKERS
We value and support gig workers with competitive pay rates and flexible scheduling.
ADVANCED TECHNOLOGY
Real-time tracking, secure payments, and seamless communication for an efficient moving experience.
TRANSFORMATIVE EXPERIENCE
Muvr revolutionizes the industry, providing convenience, transparency, reliability, and fairness to all stakeholders
EFFICIENT CUSTOMER SUPPORT
Muvr offers responsive and dedicated customer support, addressing any concerns promptly and ensuring a smooth moving journey.
© 2023 Muvr Technologies, Inc. All Rights Reserved
5

Muvr: Transforming the Moving Experience

In a world where seamless convenience is at the heart of service expectations, the moving industry remains stuck in an outdated paradigm. Muvr isn't just a solution; it's the overdue disruption the industry craves.

Streamlined Simplicity, Unparalleled Convenience:

1. Simplified Management: Muvr redefines the moving experience by providing a streamlined, user-friendly platform. Gone are the days of endless calls, confusing paperwork, and frustrating scheduling. We've revolutionized the process, empowering users with a simple, intuitive interface.

2. Radical Transparency: We shatter the opacity prevalent in the industry by offering crystal-clear pricing structures. No more surprises or hidden fees. Muvr equips customers with the knowledge needed to make informed decisions,

providing transparency at every step.

3. Efficiency Redefined: Our platform is the epitome of efficiency. We've distilled the complexities of moving into a straightforward and accessible experience, all accessible within a few clicks.

Empowering Gig Workers, Ensuring Excellence:

1. Championing Fairness: Muvr is not just about moving boxes; it's about humanizing the gig worker experience. We advocate for fair treatment, fair wages, and respectful work environments, inspiring a motivated and dedicated workforce.

2. Elevating Quality Standards: Through rigorous vetting and rigorous training, we set a new benchmark for mover standards. Muvr stands for excellence, guaranteeing customers a consistently high-quality moving service.

Revolutionary Disruption:

Muvr isn't content with small improvements; it's disrupting the archaic norms of the moving industry. We're not merely refining; we're reinventing, carving a new path built on reliability, convenience, and trust.

At Muvr, we're not just offering a service; we're leading a movement. Our platform is the definitive answer to an industry begging for innovation, transforming a hassle-filled ordeal into an experience that's seamless, empowering, and, above all, user-focused.


Muvr
OUR PRODUCT
Redefining Moving in the New Era Convenience, Transparency, Reliability - Seamless, Stress-free, Rewarding Experiences Guaranteed.
Muvr's comprehensive product offering, coupled with advanced technology, ensures that customers receive a seamless, reliable, and stress-free moving experience.
We are dedicated to delivering exceptional service, setting new industry standards, and providing customers with the peace of mind they deserve.
This is a new era of moving, where convenience, transparency, and reliability converge to redefine the way we move. With Muvr, moving has never been easier or more rewarding.
© 2023 Muvr Technologies, Inc. All Rights Reserved
6


Muvr
GROWTH STRATEGIES
We aim to expand our services to new geographic locations, targeting major cities and high-demand areas.
MARKET EXPANSION
Through targeted marketing campaigns, referral programs, and strategic partnerships, we focus on acquiring new customers and increasing brand awareness.
CUSTOMER ACQUISITION
Continuous investment in technology and innovation allows us to enhance our platform, improve operational efficiency, and stay ahead of industry trends.
TECHNOLOGY ADVANCEMENTS
We prioritize customer satisfaction and loyalty by delivering exceptional service, maintaining transparency, and continually improving our offerings based on customer feedback.
CUSTOMER RETENTION
© 2023 Muvr Technologies, Inc. All Rights Reserved
9

Forward-looking statements are not guaranteed.


Muvr
SUSTAINABILITY INITIATIVES
Muvr is committed to minimizing our environmental footprint by promoting eco-friendly practices and encouraging our partners and customers to adopt sustainable moving solutions.
Our business model is designed to create a win-win situation for all stakeholders involved.
By providing a seamless and reliable moving experience, fostering strong partnerships, and continuously improving our services, we position ourselves for sustainable growth, profitability, and customer satisfaction.
At Muvr, we believe that our customer-centric approach, combined with our innovative technology and commitment to excellence, sets us apart in the moving industry. We are confident that our business model will not only disrupt the traditional moving market but also drive long-term success and profitability.
© 2023 Muvr Technologies, Inc. All Rights Reserved
10

Muvr's technological advancements enable a diverse spectrum of innovative services that cater to various facets of the moving and logistics industry. Through our robust platform, we offer comprehensive solutions:


Muvr
Apartment Moves



Comprehensive Moving Services Across Key Market Segments
density in cities.
Opportunity: Growing urban population, flexible lifestyle choices.
Home Moves
Market Dynamics: Strong real estate market, surge in home purchases.
Drivers: Lifestyle changes like remote work and suburban migration.
Potential: Increasing home sales and evolving lifestyle preferences
Storage Moves
Demand: Rising need for storage during transitions and decluttering.
Market Growth: Storage market is valued at $25 billion, with further growth expected.
Niche: Integral part of the $18 billion moving industry
Key Insights
Industry Value (2023): $21.7 billion
Average Moves per American: 11.7 times in a lifetime
Yearly Industry Revenue: $86 billion
Annual Industry Payroll: $3.6 billion
Forecasted Market Growth (2020-2024): $1.95 billion
CAGR (2020-2024): 2%
YOY Growth Rate by 2024: -3.93%
© 2023 Muvr Technologies, Inc. All Rights Reserved
1

Comprehensive Moving Solutions:

Muvr caters to various segments within the moving industry, including apartment moves, home moves, and storage moves. Recognizing the trends in urban lifestyles, changing job dynamics, and real estate fluctuations, Muvr focuses on providing efficient, reliable, and seamless moving services tailored to meet the diverse needs of customers in different moving segments.



Muvr
Junk Removal Solutions
Sustainable & Tech-Advanced
Industry Overview:
Market Growth: Booming U.S. market, now worth nearly $50 billion.
Consumer Trends: Rising eco-awareness and decluttering needs.
Our Edge:
Services: Flexible, both on-demand & scheduled, for all types of clients.
Eco-Friendly: Strong focus on recycling and eco-partnerships.
What Sets Us Apart:
Tech Integration: Easy-to-use app for hassle-free bookings.
Expert Team: Efficient, professional, & courteous.
Market Outlook:
Future Growth: Expected steady increase in the next decade.
Market Share: $10 billion annually.
Why Choose Us:
Committed to sustainable waste management.
Superior customer experience through technology.
Looking Ahead:
Targeting new markets with our unique services.
Emerging Trends:
Emphasis on environmentally friendly solutions.
© 2023 Muvr Technologies, Inc. All Rights Reserved
12

Junk Removal Services:

By offering on-demand and scheduled junk removal services, Muvr addresses the growing demand for efficient waste management. The company's commitment to sustainability, recycling, and eco-friendly disposal sets it apart in the junk removal industry. Its user-friendly app simplifies the booking process, ensuring prompt, respectful, and responsible removal of items for both residential and commercial clients.



Muvr
Furniture Delivery Solutions
Store Delivery Services:
Same-Day Delivery: Fast, reliable service for immediate customer needs.
Careful Handling: Expert movers ensure furniture safety and condition.
Customer Convenience: Real-time delivery tracking and communication.
Online Marketplace Delivery Services:
E-commerce Integration: Smooth transition from order to delivery.
Flexible & Scalable: Adaptable for high order volumes.
Efficient Last-Mile: Optimized delivery from warehouse to doorstep.
Market Insights
Furniture Market (2024):
E-commerce Trends (2023):
US: Leading with USD 90+ billion
User Adoption (2nd quarter 2023):
20% of global shoppers buy home and garden products online monthly
© 2023 Muvr Technologies, Inc. All Rights Reserved
13

Furniture Delivery within Store and Online Marketplace:

Muvr enters the furniture delivery sector, addressing the needs of both traditional retail stores and the booming online marketplace. With an emphasis on streamlining the delivery process, Muvr caters to immediate same-day deliveries, ensures careful handling of items, and provides real-time tracking. The aim is to revolutionize the furniture delivery experience by offering reliability, efficiency, and convenience, essential in a rapidly evolving market.



Muvr
Labor & Smart Self Storage Services
Labor Services Overview
Services Offered:
Market Demand And Trends:
Market Size And Potential:
Smart Self-Storage Services Overview
Services Offered:
Remote Access and Retrieval
Market Demand And Trends:
Cost-Effective Storage.
Market Size And Potential:
The market value is expected to increase from USD 58.26 billion (2023) to USD 72.15 billion by 2028.
© 2023 Muvr Technologies, Inc. All Rights Reserved
14

Labor Services:

In the labor services sector, Muvr connects users with professional labor for tasks such as furniture assembly, installation, loading/unloading, and general handyman work. Through its platform, Muvr facilitates easy access to reliable, skilled labor, addressing the challenges of finding trustworthy and efficient help for various tasks in residential, commercial, or office settings.

Smart Self-Storage Solutions:

Muvr introduces tech-driven smart self-storage services, allowing customers to manage their stored items virtually. This innovative approach provides easy access, efficient inventory management, and on-demand deliveries, catering to the needs of those seeking flexible storage solutions.



Fleet Rental & Freight Industry Services
Market Growth & Trends
Fleet Rental Market:
Projected to grow from USD 125.09 billion (2023) to USD 200.34 billion by 2030 (CAGR of 7.0%).
Rising demand for cargo vans and pickup trucks.
Freight Industry:
Estimated to reach USD 2,075.99 billion by 2032 (CAGR of 10.79%).
Growth fueled by global trade and e-commerce
Our Competitive Edge
High-Visibility Branding
Diverse Fleet for Varied Needs
User-Friendly Tech Platform
Innovative Monetization Approach
Market Penetration Strategy
Partnerships & Online Marketing
Community Engagement
Our Approach
Tech Driven Long Distance Moving
Customer Centric Services
Eco-Friendly Practices
© 2023 Muvr Technologies, Inc. All Rights Reserved
15

Fleet Rental and Transportation:

Muvr's fleet rental services provide access to a versatile range of vehicles, including cargo vans and box trucks. This service caters to diverse transportation needs, from small-scale moves to large-scale logistics operations. The platform not only offers rental services to customers but also provides rental opportunities to movers working within the Muvr ecosystem, creating a dual monetization strategy.

Freight Industry:

Muvr's technology integrates state-of-the-art logistics software, employing route optimization algorithms, and real-time tracking systems. It ensures efficient management of freight, streamlines delivery operations, and provides customers with accurate and real-time shipment tracking. By utilizing machine learning, Muvr optimizes logistics routes, enhances resource allocation, and minimizes delivery times, elevating the efficiency of long-distance moving.



Innovative Services In Courier, Merchandising, & Furniture Services
Courier Services
Market Value: $381 billion (2021) → $658.3 billion (2031)
Growth: CAGR of 5.7% (2022-2031)
Trend: Rising demand for same-day delivery and technology integration
Our Approach
Advanced Logistics: Cutting-edge, efficient, and reliable services
Customer Focus: Real-time tracking, personalized schedules
Delivery Options: From standard parcels to specialty items
Merchandise & Tools
Market Growth: $227.4 billion (2023) → $342.0 billion (2030), CAGR of 6.0%
Our Strategy: Capture niche market share, focus on quality and branding
Products: Apparel, moving equipment, furniture accessories
Furniture Dropshipping
Market Potential: $309.63 billion (2023) → $2505.59 billion (2032), CAGR of 26.3%
Our Model: Zero inventory, white label furniture, seamless integration
Goal: Significant market share through partnerships and marketing
2023 Muvr Technologies, Inc. All Rights Reserved
16

Furniture Dropshipping:

In the e-commerce furniture sector, Muvr introduces a dropshipping model. This innovation allows the company to offer a wide array of white-label furniture without maintaining physical inventory. By leveraging partnerships with reputed furniture suppliers, Muvr aims to offer customers high-quality furniture pieces at competitive prices, transforming the online furniture market.

Merchandise and Tools:

Muvr extends its services into the realm of moving tools, equipment, and branded merchandise. By offering a range of specialized moving tools and essential merchandise, the company becomes a one-stop-shop for both customers and moving professionals. This strategic move aims to provide convenience and efficient solutions within the moving industry.

Courier Services:

Muvr revolutionizes the courier services sector by deploying cutting-edge technology that redefines the swift and secure delivery of smaller parcels and documents across localized or regional areas. Our platform prioritizes efficiency, enabling rapid deliveries catering to individual consumers, small businesses, and e-commerce entities. The integration of our technology allows for real-time tracking, seamless communication, and precise scheduling, ensuring prompt and reliable delivery options such as same-day or next-day services. Muvr's emphasis on quick, efficient, and secure deliveries caters to the diverse needs of customers,

offering an unparalleled level of service and reliability in the courier industry.


Muvr
E-commerce, Free Furniture, & Strategic Advertisements Services
E-Commerce Logistics Integration
Market Value (2023): US$ 626.23 billion; Projected to reach US$ 3221.36 billion by 2033(CAGR: 17.8%).
Our Offering: Seamless software integration for same-day delivery in e-commerce.
Goal: Capture significant market share with partnerships and data-driven marketing.
Freebies Alerts Platform
Market Potential: USD 58.58 billion by 2030 (CAGR: 7.80%).
We Offers: Listings of free furniture with same-day pickup and delivery.
Growth Strategy: Collaborate with sustainable brands and communities for wider reach.
Strategic Mobile Advertisements
Market Size (2023): $175.62 billion; Projected to $750.21 billion by 2030 (CAGR: 23.1%).
Why Us : Targeted ad slots in logistics-focused apps for higher user engagement.
Monetization: Varied ad packages tailored to home decor, furniture, and logistics sectors.
© 2023 Muvr Technologies, Inc. All Rights Reserved
17

E-Commerce Logistics Integration:

Muvr's proficiency extends to e-commerce logistics integration, providing comprehensive solutions for online stores seeking streamlined delivery services. Our innovative approach aligns with the requirements of e-commerce platforms, facilitating seamless integration with major online stores. By embedding our logistics software into these platforms, we empower businesses to offer customers efficient, reliable, and trackable delivery services.

Through our integrated system, online stores can provide customers with quick, secure, and transparent delivery options. Muvr's platform optimizes routes, offers real-time tracking, and ensures smooth communication throughout the entire delivery process. This strategic partnership aims to address the growing need for rapid delivery in the competitive landscape of online retail, enabling businesses to stand out by providing exceptional delivery experiences to their customers.

Freebies Alerts Platform:

Muvr enters the sustainable living and furniture sectors with a unique platform, Freebies. This platform showcases listings of free furniture items available locally, promoting sustainability and reducing furniture waste. By offering same-day pickup and delivery services for these items, Muvr adds convenience to the concept of repurposed furniture, aligning with growing eco-conscious trends.

Strategic Mobile Advertisements:

Strategic mobile advertisements within Muvr's applications present an unparalleled opportunity for brands seeking targeted marketing approaches. Our platform offers prime advertisement slots, fostering connections with users actively engaged in various services related to moving, logistics, and associated industries. These placements guarantee precise targeting, ensuring advertisements reach a highly specific audience interested in services related to furniture delivery, junk removal, moving assistance, and beyond.

The value of these strategic ad slots lies in their seamless integration within Muvr's user interface, fostering higher visibility and engagement. This integration ensures a harmonious user experience while offering advertisers a chance to captivate their target audience effectively. As part of our growth strategy, Muvr aims to collaborate with brands specializing in home decor, furniture, logistics, and other relevant sectors, facilitating strategic ad placements that offer substantial visibility and engagement, benefitting both users and advertisers alike.


Muvr
COMPETITIVE LANDSCAPE
START-UP
TRADITIONAL
Established moving companies lack convenience, transparency, and reliability. Opportunity to disrupt with innovative tech-enabled solutions.
FRAGMENTED MARKET
Moving industry has many small local movers, making it hard to find reliable services. Muvr aims to consolidate with a trustworthy platform.
TECH-ENABLED STARTUPS
Few tech platforms offer comprehensive moving, furniture delivery, and junk removal services like Muvr. Unique opportunity to become a market leader.
© 2023 Muvr Technologies, Inc. All Rights Reserved
18


Muvr
MARKET TRENDS AND OPPORTUNITIES
ON-DEMAND SERVICES
The increasing demand for on-demand services across industries has extended to the moving sector. Customers today seek instant solutions at their fingertips, driving the growth of on-demand moving services.
SHIFTING CONSUMER BEHAVIOR
With the widespread adoption of smartphones and digital platforms, consumers expect convenient and seamless experiences when booking services. The mobile app-based approach of Muvr aligns with this shifting consumer behavior.
SUSTAINABILITY AND RESPONSIBLE DISPOSAL
Environmental consciousness is on the rise, with


customers demanding responsible waste disposal solutions. Muvr's commitment to eco-friendly practices positions it favorably to cater to this growing demand.
© 2023 Muvr Technologies, Inc. All Rights Reserved
19


Muvr
TARGET MARKET STRATEGY
Muvr will initially focus on major metropolitan areas and urban centers, where the demand for moving services is high. These areas account for a significant share of residential and commercial moves.
Diverse Target Market
Appeals to tech-savvy individuals, families, young professionals, and businesses for hassle-free moving experiences.
Service Range
Attracts various segments, expanding customer reach and establishing a robust market presence.
Poised for Success
Growing market size, favorable industry trends, and customer-centric approach set Muvr for success.
Innovative Platform
Equipped to disrupt, capture market share, and lead in on-demand moving services with statistical evidence and evolving demands.
© 2023 Muvr Technologies, Inc. All Rights Reserved
20


Muvr
MARKET EXPANSION
01
Economic Growth
South America's GDP growth rate is projected at 2.5% in 2022, driving urbanization, real estate development, and increased demand for moving services.
02
Growing Middle Class
South America's middle class has grown by 54% from 2010 to 2020, leading to rising demand for reliable moving services.
03
Untapped Market Potential
South America's on-demand moving industry is untapped, offering Muvr a chance to enter and gain market share as an early mover.
04
Rising Urbanization
Approximately 84% of South America's population lives in urban areas, creating consistent demand for convenient moving services within and between cities.
SOUTH AMERICA
© 2023 Muvr Technologies, Inc. All Rights Reserved
21

Market Potential in South America:

Muvr stands at the forefront of a revolutionary transformation in the moving industry, spearheaded by its founder, a visionary hailing from South America. Armed with a profound understanding of the region's dynamics and the intricate challenges faced by both consumers and gig workers, this founder brings unparalleled insights. Bolstered by a vast personal following of over 500,000 individuals in South America, this visionary leader harnesses a deep connection with the local audience, offering a unique perspective into their needs and preferences.

South America, despite its immense potential, lacks comprehensive technological advancements in the moving industry. Muvr aims to bridge this gap by leveraging cutting-edge technology and a profound understanding of the local market. South America presents a vast and diverse landscape with immense untapped potential, especially in the moving and logistics industry. The continent's burgeoning urban centers, rapid population growth, and evolving consumer behavior collectively contribute to a market ripe for innovation and transformation.

South America's urbanization trend continues to soar, with a significant population concentrated in cities. This phenomenon results in a growing demand for relocation services, both within and between urban areas. Cities across the continent experience frequent movements due to changing job opportunities, lifestyle preferences, and demographic shifts, creating a consistent need for reliable and efficient moving services.

Additionally, the surge in e-commerce and online retail activities is shaping consumer expectations regarding efficient logistics and delivery solutions. As more consumers turn to online platforms for their purchases, there's an increased demand for last-mile delivery services. South America's e-commerce market is expanding rapidly, creating a substantial opportunity for companies like Muvr to offer specialized logistics integration with online stores, catering to the delivery needs of these growing digital marketplaces.

Moreover, the absence of comprehensive, tech-driven solutions in the moving and logistics sector in South America signifies a gap waiting to be filled. Muvr's innovative approach, blending technology with a deep understanding of the local market, positions it as a frontrunner in revolutionizing the industry. By offering a range of services, including moving, furniture delivery, junk removal, and more, Muvr taps into a multifaceted market with diverse needs, aiming to become the go-to solution provider across various segments.


Muvr
MARKET EXPANSION
01
Established Moving Market
Europe's moving industry is mature, valued at €26 billion in 2020. Muvr has an opportunity to tap into an established customer base.


EUROPE
02
High Mobility Rates
Europe's high mobility rate sees around 3% of the population moving annually due to job opportunities, education, and lifestyle changes.
03
Tech-Savvy Population
With 87% internet penetration, Europe's ideal environment supports Muvr's mobile app-based platform for seamless moving services.
04
Sustainable Practices
Muvr's commitment to eco-friendly practices aligns with European countries' emphasis on sustainability and resonates with customers' shared value system.
© 2023 Muvr Technologies, Inc. All Rights Reserved
22

Market Potential in Europe:

Europe represents a dynamic and multifaceted market for the moving and logistics industry, offering a blend of mature economies, diverse consumer behaviors, and an increasing focus on technology-driven solutions.

The European market boasts a significant demand for moving and logistics services, influenced by several factors. Firstly, the continent's economic stability and interconnectedness foster various movements, both residential and commercial. With a substantial number of expatriates, students, and professionals relocating within and between European countries, there's a consistent need for reliable and efficient moving services.

Europe's rapidly growing e-commerce sector drives the demand for efficient last-mile delivery services. The increasing preference for online shopping and the rise of digital marketplaces create opportunities for specialized logistics solutions. Companies like Muvr have the potential to integrate their technology into these platforms, offering streamlined delivery options for a diverse range of products across European countries.

Furthermore, the European market's inclination towards sustainability and environmentally-friendly practices aligns with Muvr's eco-conscious approach. Consumers in Europe increasingly prioritize companies that adopt green initiatives, including responsible waste management and eco-friendly transportation. Muvr's commitment to sustainability in its services positions it favorably in a market where such values are highly regarded.

Additionally, Europe's tech-savvy population presents a conducive environment for the adoption of innovative moving solutions. The continent's affinity for technology and digital advancements creates opportunities for Muvr's platform-based services, such as junk removal, furniture delivery, and comprehensive moving solutions, all integrated with user-friendly applications.

Europe presents a robust and dynamic market for Muvr to introduce its innovative moving and logistics solutions. With a blend of diverse consumer needs, emphasis on sustainability, evolving e-commerce trends, and a tech-friendly population, Muvr has the potential to establish itself as a leading provider of comprehensive and technology-driven services across the continent.


Muvr
MARKET POTENTIAL
By expanding into South America and Europe, Muvr can tap into these large and growing markets, leveraging economic growth, high mobility rates, and favorable market dynamics.
The statistical evidence and factual data support the immense potential for Muvr's success in these regions, positioning the company for significant growth and market dominance.
COMBINED POPULATION
South America and Europe's combined population exceeds 950 million, providing Muvr with a substantial customer base for its services.
MARKET SIZE
The European moving services market is projected to reach €32 billion by 2025, while untapped South American potential adds growth opportunities.
MARKET TRENDS
Digitalization, shifting consumer behavior, and preference for on-demand services create a favorable market for Muvr's convenient and reliable moving solutions.
© 2023 Muvr Technologies, Inc. All Rights Reserved
23


Muvr
UNIQUE VALUE PROPOSITION
Comprehensive Services
Muvr provides on-demand moving, furniture delivery, and junk removal services, catering to diverse communities with founder's Hispanic background.
Advanced Technology
Muvr's mobile app and website feature cutting-edge technology for seamless booking, real-time tracking, and secure payments.
Highest Paying Gig Worker Company
Muvr's fair compensation, inspired by Rico's personal experience as a former mover, fosters a dedicated and motivated workforce, enhancing service quality for customers.
Transparent Pricing
Muvr's upfront and transparent pricing, driven by Rico's advocacy for fairness, resonates with customers, providing peace of mind.
Customer-Centric Approach
Rico's engagement with customers through social media fosters trust and loyalty, reinforcing Muvr's dedication to exceptional customer service.
Sustainability Initiatives
Rico's commitment to environmental responsibility aligns with Muvr's focus on sustainable practices, offering eco-friendly moving and junk removal services.
© 2023 Muvr Technologies, Inc. All Rights Reserved
24


Muvr
VISION &
STRATEGY

industry by providing seamless, reliable, and customer-centric services while championing fair treatment and support for our gig workers. Muvr aims to be the preferred global platform for on-demand moving, furniture delivery, and junk removal, setting new industry standards.

VISION

Transforming the Industry: We envision a future where moving and junk removal services are hassle-free, transparent, and eco-friendly. By leveraging technology, fostering a sense of community, and prioritizing customer satisfaction, we aim to revolutionize an industry that has long been plagued by inefficiencies and negative experiences.



Muvr

STRATEGY

CUSTOMER-CENTRIC APPROACH

Seamless Experience
We prioritize seamless customer experiences with our user-friendly app and website. Book moves, track orders, and communicate effortlessly with service providers.

Customer Service
We offer personalized and prompt customer support, addressing inquiries, resolving issues, ensuring a smooth moving experience for satisfaction.

FOCUS ON GIG WORKER WELL BEING

Fair Compensation
We believe in fair compensation for gig workers, offering higher pay rates, bonuses, and rewards to attract and retain skilled professionals.

Training and Support
We invest in gig worker training and support, ensuring exceptional service and upholding high standards through comprehensive onboarding and continuous development.

TECHNOLOGICAL INNOVATION

Advanced Platform
Muvr uses cutting-edge technology for a seamless and transparent customer experience, with real-time tracking, secure payments, and transparent pricing.

Continuous Improvement
We prioritize technological enhancements for efficiency and customer satisfaction, updating our platform based on feedback and market trends to deliver an exceptional experience.

SUSTAINABLE PRACTICES

Environmental Responsibility
Muvr is committed to reducing environmental impact through eco-friendly practices, responsible disposal, and sustainability partnerships for a greener future.

EXPANSION AND GLOBAL REACH

Market Expansion
Muvr plans to expand services to South America and Europe, leveraging Rico Suarez's audience and connections to capture market share.

Strategic Partnerships
Collaborating with local moving companies, furniture retailers, and logistics providers accelerates our expansion, gaining market insights and visibility.

Muvr disrupts the moving and junk removal industry with a customer-centric approach, gig worker focus, technology, sustainability, and strategic expansion.

Muvr

RICO SUAREZ

The visionary founder and spokesperson of Muvr, brings a wealth of unique value propositions to the company.

- Successful entrepreneur with multiple ventures, C-suite executive experience, and understanding of moving/junk removal industry.
- Rico's journey and expertise drives Muvr's success, revolutionizing the industry and delivering value to customers and gig workers.
- Unique value propositions: personal mover experience, entrepreneurial journey, commitment to fair treatment, and authenticity.
- Rico's vision and strategic leadership position Muvr as a market leader, ensuring continued success and growth.



Muvr

PERSONAL EXPERIENCE

Rico's journey as a mover fuels his passion for creating a better, fairer, and more efficient moving experience for all.

SUCCESSFUL ENTREPRENEUR
Rico's entrepreneurial success spans various industries, enriching Muvr's strategic decision making. His diverse skills and perspectives benefit the company's growth.

MINORITY-OWNED (HISPANIC) PUBLIC FIGURE
Muvr, a minority-owned company, values diversity and inclusivity. Rico's Hispanic background fosters trust, relatability, and cultural understanding with diverse customers.

COMBINED SOCIAL MEDIA AUDIENCE OF 1 MILLION
Rico's influential social media presence reaches 1 million people, half from the United States and half from South America. Muvr benefits from this global advantage, connecting with diverse customers.

AMPLIFYING THE VOICE OF COMMUNITIES
Rico's platform amplifies voices and experiences of underrepresented communities in the moving industry. He champions inclusivity and equality through advocacy and storytelling.

COMMITMENT TO FAIR TREATMENT
Rico's personal experiences shaped Muvr's commitment to fair treatment. As an entrepreneur and gig workers' advocate, Muvr offers highest pay and support.

VISIONARY LEADERSHIP
Rico's visionary leadership fuels Muvr's mission to revolutionize the industry. Focused on innovation, customer satisfaction, and gig worker well-being, he inspires excellence.

Muvr

FINANCIAL PROJECTIONS

5 YEAR PROFIT PROJECTION


$250M
$200M
$150M
$100M
$50M
$0M

	Year 01	Year 02	Year 03	Year 04	Year 05
Profit	$2.2M	$10.8M	$21.6M	$108M	$216M

$60/AVG ORDER COMMISSION (NET PROFIT):

1. $60 × 100 orders daily equals $6,000/daily, $180,000/monthly, $2.16M/yearly
2. $60 × 500 orders daily equals $30,000/daily, $900,000/monthly, $10.8M/yearly
3. $60 x 1,000 orders daily equals $60,000/daily, $1,800,000/monthly, $21.6M/yearly
4. $60 x 5,000 orders daily equals $300,000/daily, $9,000,000/monthly, $108M/yearly
5. $60 x 10,000 orders daily equals $600,000/daily, $18,000,000/monthly, $216M/yearly

Forward-looking projections are not guaranteed.

Muvr

Financial Projections

Store Delivery
Average Order Value: $200.
Revenue Projections:

Moves
Average Order Value: $800.
Revenue Projections:

Junk Removal
Average Order Value: $200.
Revenue Projections:

Labor
Average Order Value: $70.
Revenue Projections:


100 orders/day: $20K/day, $600K/month.
1,000 orders/day: $200K/day, $6M/month.
10,000 orders/day: $2M/day, $60M/month.
100 orders/day: $80K/day, $2.4M/month.
1,000 orders/day: $800K/day, $24M/month.
10,000 orders/day: $8M/day, $240M/month.
100 orders/day: $20K/day, $600K/month.
1,000 orders/day: $200K/day, $6M/month.
10,000 orders/day: $2M/day, $60M/month.
100 orders/day: $7K/day, $210K/month.
1,000 orders/day: $70K/day, $2.1M/month.
10,000 orders/day: $700K/day, $21M/month.
© 2023 Muvr Technologies, Inc. All Rights Reserved
30

Forward-looking projections are not guaranteed.


Muvr
Financial Projections
Fleet(Rent a Truck)
Average Order: $2,500.
Revenue Projections:
100 orders/month: $250K/month.
1,000 orders/month: $2.5M/month.
10,000 orders/month: $25M/month.
Furniture Dropshipping
Average Order Revenue: $3,000.
Revenue Projections:
100 orders/day: $300K/day, $9M/month.
1,000 orders/day: $3M/day, $90M/month.
10,000 orders/day: $30M/day, $900M/month.
Shop
Average Order Revenue: $70.
Revenue Projections:
100 orders/day: $7K/day, $210K/month.
1,000 orders/day: $70K/day, $2.1M/month.
10,000 orders/day: $700K/day, $21M/month.
Storage
Subscription Fee: $250/month.
Revenue Projections:
1,000 orders: $250K/month.
10,000 orders: $2.5M/month.
100,000 orders: $25M/month.
© 2023 Muvr Technologies, Inc. All Rights Reserved
31

Forward-looking projections are not guaranteed.


Muvr
Financial Projections
Pro Subscription
Subscription Fee: $250/month.
Revenue Projections:
1,000 subscribers: $250K/month.
10,000 subscribers: $2.5M/month.
100,000 subscribers: $25M/month.
Premium / Pass Subscription
Subscription Fee: $25/month.
Revenue Projections:
1,000 customers: $25K/month.
10,000 customers: $250K/month.
100,000 customers: $2.5M/month.
1,000,000 customers: $25M/month.
Freebies
Subscription Fee: $8/month.
Revenue Projections:
10,000 subscribers: $80K/month.
100,000 subscribers: $800K/month.
1,000,000 subscribers: $8M/month.
Advertising Revenue
Types:
CPC: $1.00 - $5.00 per click.
CPM: $10 - $30 per 1,000 impressions.
Video Ads: $0.10 - $0.50 per view.
© 2023 Muvr Technologies, Inc. All Rights Reserved
32

Forward-looking projections are not guaranteed.

EN ESPAÑOL


Muvr
EL PROBLEMA
PROCESOS INEFICIENTES
Los métodos de mudanza tradicionales implican múltiples llamadas telefónicas, papeleo y calendarización compleja, lo que causa frustración en el cliente.
COSTOS OCULTOS
Muchas empresas de mudanzas carecen de transparencia, lo que resulta en tarifas inesperadas y complejidades de precios para los clientes.
SERVICIOS POCO FIABLES
Los clientes enfrentan problemas como llegadas tardías, mal manejo de pertenencias y mala comunicación de algunas compañías de mudanza.
CALIDAD INCONSTANTE
La experiencia y el profesionalismo variable de las empresas de mudanza conducen a daños y experiencias de mudanza mediocres.
PROBLEMAS DE CONFIANZA
Encontrar empresas de mudanza de buena reputación puede ser difícil, confiando en reseñas poco confiables y recomendaciones de boca en boca.
EXPLOTACIÓN DE LOS TRABAJADORES INDEPENDIENTES
Algunas empresas de mudanzas maltratan a los trabajadores independientes con salarios injustos y cargas de trabajo excesivas, lo que provoca altas tasas de rotación.
4

La Oportunidad Madura en una Industria Tradicional y la Ausencia de un Nombre Familiar

La industria tradicional de mudanzas está lista para ser interrumpida debido a ineficiencias de larga data y puntos problemáticos que han persistido sin soluciones innovadoras. A diferencia de otros sectores, como el transporte, donde Uber es sinónimo de acceso inmediato a un viaje, la industria de mudanzas carece de un nombre familiar similar. Cuando las personas necesitan un viaje, instintivamente recurren a aplicaciones como Uber o Lyft, pero cuando se enfrentan a la necesidad de mudarse, el proceso está lejos de ser sencillo.

Ineficiencias inherentes en las mudanzas tradicionales:

1. Servicios Fragmentados y Desconectados: La industria carece de una plataforma cohesiva e integrada que ofrezca una solución integral, obligando a los clientes a navegar a través de numerosas opciones disociadas y prácticas obsoletas.

2. Acceso Limitado a Información Confiable: Encontrar servicios de mudanzas confiables y de confianza sigue siendo una tarea engorrosa. Los clientes a menudo luchan por encontrar información transparente y completa sobre servicios disponibles, estructuras de precios y calidad de los mudadores.

3. Inconvenientes y Complejidades: Los procesos de mudanza tradicionales están llenos de complejidades, que incluyen largas llamadas telefónicas, papeleo y complicaciones de programación, lo que resulta en una falta de comodidad y eficiencia.

El Anhelo de una Solución Disruptiva:

Existe un claro vacío en el mercado para una fuerza disruptiva que agilice y modernice la experiencia de mudanza. Así como Uber revolucionó el panorama del transporte al proporcionar una plataforma sencilla y amigable para el usuario, la industria de mudanzas necesita urgentemente una solución equivalente.



LA SOLUCIÓN
APLICACIÓN FÁCIL DE USAR
Fácil reservación y calendarización con nuestra aplicación móvil y sitio web intuitivos, ahorrando tiempo y evitando frustraciones para los clientes.
PRECIOS TRANSPARENTES
Estructuras de precios directas y claras para evitar costos inesperados, lo que permite un presupuesto efectivo.
TRANSPORTISTAS CONFIABLES Y CALIFICADOS
Red depurada de profesionales calificados y confiables para un servicio excepcional.
CALIDAD INCONSTANTE
El estricto control de calidad garantiza que cada mudanza cumple con altos estándares, con monitoreo y retroalimentación regulares.
ACCESO A PROFESIONALES DE CONFIANZA
Los clientes se conectan con transportistas calificados y experimentados a través de una selección y revisiones exhaustivas.
TRATO JUSTO DE LOS TRABAJADORES INDEPENDIENTES
Valoramos y apoyamos a los trabajadores independientes con tasas de pago competitivas y horarios flexibles.
TECNOLOGÍA AVANZADA
Rastreo en tiempo real, pagos seguros y comunicación eficaz para una experiencia de mudanza eficiente.
EXPERIENCIA TRANSFORMADORA
Muvr revoluciona la industria, proporcionando comodidad, transparencia, confiabilidad y equidad para todas las partes involucradas.
ATENCIÓN AL CLIENTE EFICIENTE
Muvr ofrece un servicio de atención al cliente receptivo y dedicado, abordando cualquier inquietud con prontitud y asegurando una experiencia satisfactoria.
© 2023 Muvr Technologies, Inc. Todos los derechos reservados.
5

Muvr: Transformando la Experiencia de Mudanzas

En un mundo donde la conveniencia sin problemas es el centro de las expectativas de servicio, la industria de mudanzas sigue estancada en un paradigma obsoleto. Muvr no es solo una solución; es la interrupción pendiente que la industria anhela.

Sencillez optimizada, conveniencia incomparable:

1. Gestión Simplificada: Muvr redefine la experiencia de mudanza al proporcionar una plataforma simplificada y fácil de usar. Se acabaron los días de interminables llamadas, papeleo confuso y programaciones frustrantes. Hemos revolucionado el proceso, empoderando a los usuarios con una interfaz simple e intuitiva.

2. Transparencia radical: Rompemos con la opacidad prevalente en la industria al ofrecer estructuras de precios cristalinas. No más sorpresas ni tarifas ocultas. Muvr dota a los clientes del conocimiento necesario para tomar decisiones informadas, proporcionando transparencia en cada paso.

3. Eficiencia redefinida: Nuestra plataforma es el epítome de la eficiencia. Hemos simplificado las complejidades de la mudanza en una experiencia directa y accesible, todo al alcance de unos pocos clics.

Empoderando a los trabajadores independientes, asegurando la excelencia:

1. Promoviendo la equidad: Muvr no se trata solo de mover cajas; se trata de humanizar la experiencia del trabajador independiente. Abogamos por un trato justo, salarios justos y entornos laborales respetuosos, inspirando a una fuerza laboral motivada y dedicada.

2. Elevando los estándares de calidad: A través de una rigurosa selección y capacitación, establecemos un nuevo punto de referencia para los estándares de los mudadores. Muvr representa la excelencia, garantizando a los clientes un servicio de mudanza consistentemente de alta calidad.

Interrupción revolucionaria:

Muvr no se conforma con pequeñas mejoras; está interrumpiendo las normas arcaicas de la industria de mudanzas. No estamos simplemente refinando; estamos reinventando, abriendo un nuevo camino basado en la confiabilidad, la conveniencia y la confianza.

En Muvr, no estamos simplemente ofreciendo un servicio; estamos liderando un movimiento. Nuestra plataforma es la respuesta definitiva a una industria que ruega por la innovación, transformando una experiencia llena de problemas en algo que es fluido, empoderador y, sobre todo, centrado en el usuario.


Muvr
NUESTRO PRODUCTO
Redefiniendo la mudanza de la nueva era. Comodidad, transparencia, confiabilidad: experiencias sin errores, sin estrés y gratificantes, garantizadas.
La amplia oferta de productos de Muvr, aunado a la tecnología avanzada, garantiza que los clientes reciban una experiencia de mudanza sin errores, confiable y sin estrés.
Estamos dedicados a brindar un servicio excepcional, establecer nuevos estándares en la industria y brindar a los clientes la tranquilidad que merecen.
Esta es una nueva era de mudanzas, donde la comodidad, la transparencia y la confiabilidad convergen para redefinir la forma en que nos mudamos. Con Muvr, mudarse nunca ha sido más fácil o más gratificante.
© 2023 Muvr Technologies, Inc. Todos los derechos reservados.
6


Muvr
ESTRATEGIAS DE CRECIMIENTO
Nuestro objetivo es expandir nuestros servicios a nuevas ubicaciones geográficas, enfocándonos en las principales ciudades y áreas de alta demanda.
EXPANSIÓN DE MERCADO
A través de campañas de marketing dirigido, programas de referencia y asociaciones estratégicas, nos centramos en adquirir nuevos clientes y aumentar el conocimiento sobre la marca.
ADQUISICIÓN DE CLIENTES
La inversión continua en tecnología e innovación nos permite mejorar nuestra plataforma, mejorar la eficiencia operativa y mantenernos a la vanguardia de las tendencias de la industria.
AVANCES TECNOLÓGICOS
Priorizamos la satisfacción y lealtad del cliente brindando un servicio excepcional, manteniendo la transparencia y mejorando continuamente nuestras ofertas basadas en los comentarios de los clientes.
RETENCIÓN DE CLIENTES
© 2023 Muvr Technologies, Inc. Todos los derechos reservados.
9


Muvr
INICIATIVAS DE SOSTENIBILIDAD
Muvr se compromete a minimizar nuestro impacto ambiental mediante la promoción de prácticas ecológicas y alentando a nuestros socios y clientes a adoptar soluciones de mudanza sostenibles.
Nuestro modelo de negocio está diseñado para crear una relación ganar-ganar entre todas las partes involucradas.
Al proporcionar una experiencia de mudanza efectiva y confiable, fomentar asociaciones sólidas y mejorar continuamente nuestros servicios, nos posicionamos para desarrollar un crecimiento sostenible, rentabilidad y satisfacción del cliente.
En Muvr, creemos que nuestro enfoque centrado en el cliente, combinado con nuestra tecnología innovadora y nuestro compromiso con la excelencia, nos distingue en la industria de la mudanza. Estamos seguros de que nuestro modelo de negocio no solo disrumpirá el mercado tradicional en movimiento, sino que también impulsará el éxito y la rentabilidad a largo plazo.
© 2023 Muvr Technologies, Inc. Todos los derechos reservados.
10

Los avances tecnológicos de Muvr permiten una amplia gama de servicios innovadores que atienden a diversos aspectos de la industria de mudanzas y logística. A través de nuestra sólida plataforma, ofrecemos soluciones integrales:


Muvr
Servicios integrales de mudanza en segmentos clave del mercado
Mudanzas de apartamentos
Mercado objetivo: Adultos jóvenes urbanos, 63% residentes en ciudades.
Impulsores del mercado: tendencias de estilo de vida urbano y alta densidad de población en las ciudades.
Oportunidad: Población urbana en crecimiento, opciones de estilo de vida flexibles.
Mudanzas de casas
Dinámica del mercado: mercado inmobiliario fuerte, aumento en la compra de viviendas.
Impulsores: Cambios en el estilo de vida, como el trabajo remoto y la migración suburbana.
Potencial: aumento de las ventas de viviendas y evolución de las preferencias de estilo de vida
Mudanzas de almacenes
Demanda: creciente necesidad de almacenamiento durante las transiciones y el orden.
Crecimiento del mercado: El mercado de almacenamiento está valorado en 25 mil millones de dólares y se espera un mayor crecimiento.
Nicho: parte integral de la industria de mudanzas valorada en 18,000 millones de dólares
Aspectos clave
Valor de la industria (2023): 21,700 millones de dólares
Mudanzas promedio por estadounidense: 11.7 veces en su vida
Ingresos anuales de la industria: $86 mil millones
Nómina anual de la industria: $3,600 millones
Crecimiento previsto del mercado (2020-2024): $1,950 millones
CAGR (2020-2024): 2%
Tasa de crecimiento interanual para 2024: -3.93%
© 2023 Muvr Technologies, Inc. Todos los derechos reservados.
1

Soluciones Completas de Mudanza:

Muvr atiende a varios segmentos dentro de la industria de mudanzas, incluyendo mudanzas de apartamentos, mudanzas de casas y mudanzas de almacenamiento. Reconociendo las tendencias en estilos de vida urbanos, cambios en dinámicas laborales y fluctuaciones en bienes raíces, Muvr se enfoca en proporcionar servicios de mudanza eficientes, confiables y sin complicaciones, adaptados para satisfacer las diversas necesidades de los clientes en diferentes segmentos de mudanza.


Muvr
Soluciones de eliminación de basura
Sostenible y tecnológicamente avanzado


Visión general de la industria:
Crecimiento del mercado: El mercado de EUA en auge, ahora con valor de casi $50 mil millones.
Tendencias de consumo: Aumento de la conciencia ecológica y las necesidades de orden.
Nuestra ventaja:
Servicios: Flexible, tanto bajo demanda como programado, para todo tipo de clientes.
Ecológico: Fuerte enfoque en el reciclaje y las asociaciones ecológicas.
Lo que nos distingue:
Integración tecnológica: Aplicación fácil de usar para reservaciones sin complicaciones.
Equipo experto: Eficiente, profesional y cortés.
Perspectivas del mercado:
Crecimiento futuro: Se espera un aumento constante en la próxima década.
Participación de mercado: $10 mil millones anuales.
Por qué elegirnos:
Comprometidos con la gestión sostenible de los residuos.
Experiencia superior del cliente a través de la tecnología.
Mirando hacia el futuro:
Enfoque en nuevos mercados con nuestros servicios únicos.
Tendencias emergentes:
Incorporación de espectroscopía RFID y NIR.
Énfasis en soluciones respetuosas del medio ambiente.
© 2023 Muvr Technologies, Inc. Todos los derechos reservados.
12

Servicios de Eliminación de Basura:

Al ofrecer servicios de eliminación de basura bajo demanda y programados, Muvr aborda la creciente demanda de una gestión eficiente de desechos. El compromiso de la empresa con la sostenibilidad, el reciclaje y la disposición ecológica la distingue en la industria de eliminación de basura. Su aplicación fácil de usar simplifica el proceso de reserva, asegurando la eliminación pronta, respetuosa y responsable de artículos tanto para clientes residenciales como comerciales.


Muvr
Soluciones de entrega de muebles
Servicios de entrega en tienda:
Entrega en el mismo día: Servicio rápido y confiable para las necesidades inmediatas de los clientes.
Manejo cuidadoso: Los expertos en mudanzas garantizan la seguridad y el estado de los muebles.
Conveniencia para el cliente: Seguimiento y comunicación de entregas en tiempo real.
Servicios de entrega del mercado en línea:
Integración de comercio electrónico: Transición fluida de la orden a la entrega.
Flexible y escalable: Adaptable para grandes volúmenes de pedidos.
Última milla eficiente: Entrega optimizada desde el almacén hasta la puerta.
Perspectivas del mercado
Mercado de mueblería (2024):
Tamaño: USD 688,740 millones
Crecimiento (2024-2029): 5.57% CAGR
Proyección (2029): USD 903,140 millones
Tendencias del comercio electrónico (2023):
EE.UU.: Liderando con más de USD 90 mil millones
Comercio electrónico mundial (2021): USD 27,740 millones, que aumentarán a USD 41,000 millones en 2030
Adopción de los usuarios (2º trimestre de 2023):
El 20% de los compradores globales compran productos para el hogar y el jardín en línea mensualmente
EE.UU.: La adopción más alta con un 31%
© 2023 Muvr Technologies, Inc. Todos los derechos reservados.
13

Entrega de Muebles en Tiendas y Mercado en Línea:

Muvr incursiona en el sector de entrega de muebles, atendiendo las necesidades tanto de las tiendas minoristas tradicionales como del próspero mercado en línea. Con énfasis en simplificar el proceso de entrega, Muvr se dedica a entregas inmediatas el mismo día, garantiza el manejo cuidadoso de los artículos y proporciona seguimiento en tiempo real. El objetivo es revolucionar la experiencia de entrega de muebles ofreciendo confiabilidad, eficiencia y conveniencia, aspectos esenciales en un mercado que evoluciona rápidamente.


Muvr
Servicios de mano de obra y autoalmacenamiento inteligente
Descripción general de servicios de mano de obra
Servicios Ofrecidos:
Ensamblaje/desensamblaje, instalación, carga/descarga y mano de obra general
Demanda y tendencias del mercado:
Creciente demanda debido al aumento del trabajo remoto y el comercio electrónico.
Tendencias emergentes: ensamblaje de productos de bricolaje (DIY), espacios personalizados.
Tamaño y potencial del mercado:
Crecimiento del empleo: 1.5 millones de puestos de trabajo añadidos en servicios profesionales desde 2020.
Compensación: Promedio $41.53 por hora (Sept. de 2023).
Proyecciones de empleo: Se crearán 4.7 millones de puestos de trabajo para 2032.
Crecimiento de las nóminas no agrícolas: 232,000 al mes (2023).
Descripción general de los servicios de autoalmacenamiento inteligente
Servicios Ofrecidos:
Gestión de inventario virtual.
Acceso y recuperación remotos.
Entregas convenientes.
Demanda y tendencias del mercado:
Accesibilidad sin complicaciones.
Opciones de recuperación flexibles.
Almacenamiento rentable.
Tamaño y potencial del mercado:
Se espera que el valor del mercado aumente de USD 58,260 millones (2023) a USD 72,150 millones para 2028.
EE. UU. representó el 90% del inventario mundial de autoalmacenamiento en 2018.
Cambio hacia soluciones de almacenamiento impulsadas por la tecnología
© 2023 Muvr Technologies, Inc. Todos los derechos reservados.
14

Servicios Laborales:

En el sector de servicios laborales, Muvr conecta a los usuarios con mano de obra profesional para tareas como ensamblaje de muebles, instalación, carga/descarga y trabajos generales de mantenimiento. A través de su plataforma, Muvr facilita el acceso fácil a mano de obra confiable y calificada, abordando los desafíos de encontrar ayuda confiable y eficiente para diversas tareas en entornos residenciales, comerciales u oficinas.

Soluciones Inteligentes de Autoalmacenamiento:

Muvr introduce servicios de autoalmacenamiento inteligentes impulsados por la tecnología, permitiendo a los clientes gestionar virtualmente sus artículos almacenados. Este enfoque innovador proporciona un acceso fácil, una gestión eficiente de inventario y entregas bajo demanda, atendiendo a las necesidades de aquellos que buscan soluciones de almacenamiento flexibles.


Muvr
Servicios para la industria de alquiler de flotas y transporte de mercancías
Crecimiento y tendencias del mercado
Mercado de Alquiler de Flotas:
Se proyecta que crezca de USD 125,090 millones (2023) a
Nuestra ventaja competitiva
Marca de alta visibilidad
Plataforma tecnológica fácil de usar
Flota diversa para necesidades variadas
Enfoque innovador de monetización


USD 200,340 millones para 2030 (CAGR de 7.0%).
Aumento de la demanda de furgonetas de carga y camionetas.
Industria del transporte de mercancías:
Se estima que alcanzará los USD 2.076 billones para 2032 (CAGR de 10.79%).
Crecimiento impulsado por el comercio mundial y el comercio electrónico
Estrategia de penetración en el mercado
Asociaciones y marketing en línea
Participación de la comunidad
Nuestro enfoque
Impulsado por la tecnología
Servicios centrados en el cliente
Distancia en movimiento
Prácticas respetuosas del medio ambiente
© 2023 Muvr Technologies, Inc. Todos los derechos reservados.
15

Alquiler de Flota y Transporte:

Los servicios de alquiler de flota de Muvr brindan acceso a una amplia gama de vehículos, incluyendo furgonetas de carga y camiones box. Este servicio atiende a diversas necesidades de transporte, desde mudanzas de pequeña escala hasta operaciones logísticas de gran envergadura. La plataforma no solo ofrece servicios de alquiler a clientes, sino que también brinda oportunidades de alquiler a mudadores que trabajan dentro del ecosistema de Muvr, creando una estrategia de monetización dual.

Industria de Transporte de Carga:

La tecnología de Muvr integra software logístico de última generación, empleando algoritmos de optimización de rutas y sistemas de seguimiento en tiempo real. Garantiza una gestión eficiente de la carga, agiliza las operaciones de entrega y proporciona a los clientes un seguimiento preciso y en tiempo real de los envíos. Al utilizar el aprendizaje automático, Muvr optimiza las rutas logísticas, mejora la asignación de recursos y minimiza los tiempos de entrega, aumentando la eficiencia de las mudanzas a larga distancia.


Servicios innovadores en servicios de mensajería, mercancía y muebles
Servicios de mensajería
Valor de mercado: $381,000 millones (2021) → $658,300 millones (2031)
Crecimiento: CAGR de 5.7% (2022-2031)
Tendencia: Aumento de la demanda de entregas en el mismo día e integración de tecnología
Nuestro Enfoque
Logística Avanzada: Servicios innovadores, eficientes y confiables
Enfoque en el cliente: Seguimiento en tiempo real, horarios personalizados
Opciones de entrega: Desde paquetes estándar hasta artículos especiales
Mercancía y herramientas
Crecimiento del mercado: $227,400 millones (2023) → $342,000 millones (2030), CAGR de 6.0%
Nuestra estrategia: Capturar participación de mercado de nicho, centrarse en la calidad y la marca
Productos: Ropa, equipos de mudanza, accesorios para muebles
Dropshipping de muebles
Potencial de mercado: $309,630 millones (2023) → $2.505 billones (2032), CAGR del 26.3%
Nuestro modelo: Cero inventario, muebles de marca blanca, integración perfecta
Meta: Participación del mercado significativa a través de asociaciones y marketing
2023 Muvr Technologies, Inc. Todos los derechos reservados
16

Dropshipping de Muebles:

En el sector de muebles de comercio electrónico, Muvr introduce un modelo de dropshipping. Esta innovación permite a la empresa ofrecer una amplia gama de muebles de marca blanca sin mantener inventario físico. Al aprovechar asociaciones con proveedores reputados de muebles, Muvr tiene como objetivo ofrecer a los clientes piezas de muebles de alta calidad a precios competitivos, transformando el mercado de muebles en línea.

Mercancía y Herramientas:

Muvr extiende sus servicios al ámbito de herramientas de mudanza, equipos y mercancía de marca. Al ofrecer una variedad de herramientas de mudanza especializadas y mercancía esencial, la empresa se convierte en un punto de venta único tanto para clientes como para profesionales de mudanza. Este movimiento estratégico tiene como objetivo proporcionar conveniencia y soluciones eficientes dentro de la industria de mudanzas.

Servicios de Mensajería:

Muvr revoluciona el sector de servicios de mensajería mediante el despliegue de tecnología de vanguardia que redefine la entrega rápida y segura de paquetes pequeños y documentos en áreas localizadas o regionales. Nuestra plataforma prioriza la eficiencia, permitiendo entregas rápidas que atienden a consumidores individuales, pequeñas empresas y entidades de comercio electrónico. La integración de nuestra tecnología permite el seguimiento en tiempo real, comunicación fluida y programación precisa, asegurando opciones de entrega rápidas y confiables como servicios del mismo día o del día siguiente. El énfasis de Muvr en entregas rápidas, eficientes y seguras satisface las diversas necesidades de los clientes, ofreciendo un nivel incomparable de servicio y confiabilidad en la industria de mensajería.


Servicios de comercio electrónico, muebles gratuitos y publicidad estratégica
Integración Logística de E-Commerce
Valor de mercado (2023): US$ 626,230 millones; Se proyecta que alcance los US$ 3.22 billones para 2033 (CAGR: 17.8%).
Nuestra oferta: Integración perfecta de software para entregas en el mismo día en el comercio electrónico.
Meta: Capturar una participación de mercado
Plataforma de Freebies Alerts
Potencial de mercado: USD 58,580 millones para 2030 (CAGR: 7.80%).
We Offers: Listados de muebles gratis para recogerse y entregarse el mismo día.
Estrategia de crecimiento: Colaborar con marcas y
Anuncios Móviles Estratégicos
Tamaño del mercado (2023): $175,620 millones; Se proyecta que será de $750,210 millones para 2030 (CAGR: 23.1%).
Por qué nosotros: Espacios publicitarios dirigidos en aplicaciones centradas en la logística para una mayor participación de los usuarios.


significativa con asociaciones y marketing basado en datos.
comunidades sostenibles para un mayor alcance.
variados adaptados a los sectores de la decoración del hogar, mueblería y logística.
© 2023 Muvr Technologies, Inc. Todos los derechos reservados.
17

Integración Logística de Comercio Electrónico:

La destreza de Muvr se extiende a la integración logística de comercio electrónico, brindando soluciones integrales para tiendas en línea que buscan servicios de entrega simplificados. Nuestro enfoque innovador se alinea con los requisitos de las plataformas de comercio electrónico, facilitando la integración fluida con importantes tiendas en línea. Al incorporar nuestro software logístico en estas plataformas, capacitamos a las empresas para ofrecer a los clientes servicios de entrega eficientes, confiables y rastreables.

A través de nuestro sistema integrado, las tiendas en línea pueden proporcionar opciones de entrega rápidas, seguras y transparentes a los clientes. La plataforma de Muvr optimiza rutas, ofrece seguimiento en tiempo real y asegura una comunicación fluida durante todo el proceso de entrega. Esta asociación estratégica tiene como objetivo abordar la creciente necesidad de entrega rápida en el competitivo panorama del comercio minorista en línea, permitiendo a las empresas destacar al ofrecer experiencias de entrega excepcionales a sus clientes.

Plataforma de Alertas de Obsequios:

Muvr ingresa a los sectores de vida sostenible y muebles con una plataforma única, Freebies. Esta plataforma muestra listados de artículos de muebles gratuitos disponibles localmente, promoviendo la sostenibilidad y reduciendo el desperdicio de muebles. Al ofrecer servicios de recogida y entrega el mismo día para estos artículos, Muvr agrega conveniencia al concepto de muebles reutilizados, alineándose con las crecientes tendencias ecoconscientes.

Anuncios Móviles Estratégicos:

Los anuncios móviles estratégicos dentro de las aplicaciones de Muvr representan una oportunidad sin igual para las marcas que buscan enfoques de marketing dirigidos. Nuestra plataforma ofrece espacios publicitarios privilegiados, fomentando conexiones con usuarios activamente involucrados en varios servicios relacionados con mudanzas, logística e industrias asociadas. Estas ubicaciones garantizan un enfoque preciso, asegurando que los anuncios lleguen a un público altamente específico interesado en servicios relacionados con la entrega de muebles, eliminación de desechos, asistencia en mudanzas y más.

El valor de estos espacios publicitarios estratégicos radica en su integración fluida dentro de la interfaz de usuario de Muvr, fomentando una mayor visibilidad y compromiso. Esta integración garantiza una experiencia de usuario armoniosa al tiempo que ofrece a los anunciantes la oportunidad de cautivar efectivamente a su público objetivo. Como parte de nuestra estrategia de crecimiento, Muvr tiene como objetivo colaborar con marcas especializadas en decoración del hogar, muebles, logística y otros sectores relevantes, facilitando la colocación estratégica de anuncios que ofrecen una visibilidad y compromiso sustanciales, beneficiando tanto a usuarios como a anunciantes.


Muvr
PANORAMA COMPETITIVO
START-UP
TRADICIONAL
Las empresas de mudanzas establecidas carecen de comodidad, transparencia y confiabilidad. Oportunidad de disrupción con soluciones tecnológicas innovadoras.
MERCADO FRAGMENTADO
La industria de mudanzas tiene muchas pequeñas empresas de mudanzas locales, lo que dificulta encontrar servicios confiables. Muvr tiene como objetivo consolidarse con una plataforma confiable.
STARTUPS HABILITADAS POR LA TECNOLOGÍA
Pocas plataformas tecnológicas ofrecen servicios integrales de mudanza, entrega de mueblería y eliminación de basura como Muvr. Oportunidad única para convertirse en un líder del mercado.
© 2023 Muvr Technologies, Inc. Todos los derechos reservados.
18


Muvr
TENDENCIAS Y OPORTUNIDADES DEL MERCADO
SERVICIOS BAJO DEMANDA
La creciente demanda de servicios bajo demanda en todas las industrias se ha extendido al sector de la mudanza. Los clientes de hoy buscan soluciones instantáneas al alcance de su mano, impulsando el crecimiento de los servicios de mudanza bajo demanda.
CAMBIOS EN EL COMPORTAMIENTO DEL CONSUMIDOR
Con la adopción generalizada de teléfonos inteligentes y plataformas digitales, los consumidores esperan experiencias cómodas y efectivas al reservar servicios. El enfoque basado en aplicaciones móviles de Muvr se alinea con este comportamiento cambiante del consumidor.
SOSTENIBILIDAD Y ELIMINACIÓN RESPONSABLE
La conciencia ambiental está en aumento, con clientes que exigen soluciones responsables de eliminación de residuos. El compromiso de Muvr con las prácticas ecológicas lo posiciona favorablemente para satisfacer esta creciente demanda.
© 2023 Muvr Technologies, Inc. Todos los derechos reservados.
9


Muvr


ESTRATEGIA DE
MERCADO OBJETIVO
Muvr se enfocará inicialmente en las principales áreas metropolitanas y centros urbanos, donde la demanda de servicios de mudanza es alta. Estas áreas representan una parte significativa de las mudanzas residenciales y comerciales.
Mercado objetivo diverso
Atrae a individuos, familias, jóvenes profesionales y empresas conocedores de la tecnología que buscan experiencias de mudanza sin problemas.
Rango de servicio
Atrae a varios segmentos, ampliando el alcance de cliente y estableciendo una sólida presencia en el mercado.
Preparado para el éxito
El creciente tamaño del mercado, las tendencias favorables de la industria y el enfoque centrado en el cliente preparan a Muvr para el éxito.
Plataforma innovadora
Equipado para disrumpir, capturar participación de mercado y liderar servicios de mudanzas bajo demanda con evidencia estadística y demandas en evolución.
© 2023 Muvr Technologies, Inc. Todos los derechos reservados.
20


Muvr
EXPANSIÓN DEL MERCADO
SUDAMÉRICA
01
Crecimiento económico
La tasa de crecimiento del PIB de Sudamérica se proyecta en 2.5% en 2022, impulsando la urbanización, el desarrollo inmobiliario y el aumento de la demanda de servicios de mudanza.
02
Crecimiento de la clase media
La clase media de Sudamérica ha crecido un 54% de 2010 a 2020, lo que lleva a una creciente demanda de servicios de mudanza confiables.
03
Potencial de mercado sin explotar
La industria de mudanzas bajo demanda de Sudamérica está sin explotar, lo que ofrece a Muvr la oportunidad de ingresar y ganar participación de mercado como pionero.
04
Urbanización en ascenso
Aproximadamente el 84% de la población de Sudamérica vive en áreas urbanas, creando una demanda constante de servicios de mudanza cómodas dentro y entre ciudades.
© 2023 Muvr Technologies, Inc. Todos los derechos reservados.
21

Potencial de Mercado en América del Sur:

Muvr se sitúa a la vanguardia de una transformación revolucionaria en la industria de mudanzas, liderada por su fundador, un visionario oriundo de América del Sur. Armado con una comprensión profunda de la dinámica de la región y los desafíos intrincados enfrentados tanto por consumidores como por trabajadores independientes, este fundador aporta perspectivas sin igual. Impulsado por un vasto seguimiento personal de más de 500,000 personas en América del Sur, este líder visionario aprovecha una conexión profunda con el público local, ofreciendo una perspectiva única sobre sus necesidades y preferencias.

América del Sur, a pesar de su inmenso potencial, carece de avances tecnológicos integrales en la industria de mudanzas. Muvr tiene como objetivo cerrar esta brecha aprovechando la tecnología de vanguardia y una comprensión profunda del mercado local. América del Sur presenta un paisaje vasto y diverso con un potencial inmenso y aún por explotar, especialmente en la industria de mudanzas y logística. Los centros urbanos emergentes del continente, el rápido crecimiento de la población y la evolución del comportamiento del consumidor contribuyen colectivamente a un mercado listo para la innovación y la transformación.

La tendencia de urbanización en América del Sur continúa en ascenso, con una población significativa concentrada en ciudades. Este fenómeno resulta en una creciente demanda de servicios de reubicación, tanto dentro como entre áreas urbanas. Las ciudades de todo el continente experimentan movimientos frecuentes debido a cambios en oportunidades laborales, preferencias de estilo de vida y cambios demográficos, creando una necesidad constante de servicios de mudanza confiables y eficientes.

Además, el aumento del comercio electrónico y las actividades minoristas en línea están moldeando las expectativas de los consumidores con respecto a soluciones logísticas y de entrega eficientes. A medida que más consumidores recurren a plataformas en línea para sus compras, hay una mayor demanda de servicios de entrega de último kilómetro. El mercado de comercio electrónico de América del Sur está creciendo rápidamente, creando una oportunidad sustancial para empresas como Muvr para ofrecer integración logística especializada con tiendas en línea, atendiendo las necesidades de entrega de estos crecientes mercados digitales.

Además, la ausencia de soluciones integrales impulsadas por tecnología en el sector de mudanzas y logística en América del Sur señala una brecha que espera ser llenada. El enfoque innovador de Muvr, combinando tecnología con una comprensión profunda del mercado local, lo posiciona como líder en la revolución de la industria. Al ofrecer una gama de servicios, incluyendo mudanzas, entrega de muebles, eliminación de desechos y más, Muvr se adentra en un mercado multifacético con diversas necesidades, con el objetivo de convertirse en el proveedor de soluciones preferido en varios segmentos.


Muvr
EXPANSIÓN DEL MERCADO
EUROPA
01
Mercado en movimiento establecido
La industria europea de mudanzas es madura, y fue valorada en 26,000 millones de euros en 2020. Muvr tiene la oportunidad de aprovechar una base de clientes establecida.
02
Altas tasas de movilidad
La alta tasa de movilidad de Europa hace que Aprox. el 3% de la población se mude anualmente debido a las oportunidades de trabajo, la educación y los cambios en el estilo de vida.
03
Población conocedora de la tecnología
Con una penetración de Internet del 87%, el entorno ideal de Europa apoya la plataforma basada en aplicaciones móviles de Muvr para servicios de mudanza sin interrupciones.


04
Prácticas sostenibles
El compromiso de Muvr con las prácticas ecológicas se alinea con el énfasis de los países europeos en la sostenibilidad y
© 2023 Muvr Technologies, Inc. Todos los derechos reservados.
22

Potencial de Mercado en Europa:

Europa representa un mercado dinámico y multifacético para la industria de mudanzas y logística, ofreciendo una combinación de economías maduras, comportamientos de consumidores diversos y un enfoque creciente en soluciones impulsadas por la tecnología.

El mercado europeo presume una demanda significativa de servicios de mudanza y logística, influenciada por varios factores. En primer lugar, la estabilidad económica e interconexión del continente fomentan diversos movimientos, tanto residenciales como comerciales. Con un número sustancial de expatriados, estudiantes y profesionales que se reubican dentro y entre los países europeos, hay una necesidad constante de servicios de mudanza confiables y eficientes.

El sector de comercio electrónico en rápido crecimiento en Europa impulsa la demanda de servicios eficientes de entrega de último kilómetro. La creciente preferencia por las compras en línea y el surgimiento de mercados digitales crean oportunidades para soluciones logísticas especializadas. Empresas como Muvr tienen el potencial de integrar su tecnología en estas plataformas, ofreciendo opciones de entrega simplificadas para una amplia gama de productos en los países europeos.

Además, la inclinación del mercado europeo hacia la sostenibilidad y prácticas respetuosas con el medio ambiente se alinea con el enfoque consciente del medio ambiente de Muvr. Los consumidores en Europa priorizan cada vez más a empresas que adoptan iniciativas ecológicas, incluyendo la gestión responsable de residuos y el transporte ecoamigable. El compromiso de Muvr con la sostenibilidad en sus servicios lo posiciona favorablemente en un mercado donde tales valores son muy apreciados.

Adicionalmente, la población tecnológicamente avanzada de Europa crea un entorno propicio para la adopción de soluciones de mudanza innovadoras. La afinidad del continente por la tecnología y los avances digitales ofrece oportunidades para los servicios basados en la plataforma de Muvr, como la eliminación de desechos, la entrega de muebles y soluciones integrales de mudanza, todo integrado con aplicaciones fáciles de usar.

Europa presenta un mercado sólido y dinámico para que Muvr introduzca sus soluciones innovadoras de mudanza y logística. Con una combinación de diversas necesidades del consumidor, énfasis en la sostenibilidad, tendencias cambiantes en el comercio electrónico y una población aficionada a la tecnología, Muvr tiene el potencial de establecerse como un proveedor líder de servicios integrales y basados en tecnología en todo el continente.


Muvr
POTENCIAL DEL MERCADO
Al expandirse a Sudamérica y Europa, Muvr puede aprovechar estos mercados grandes y en crecimiento, aprovechando el crecimiento económico, las altas tasas de movilidad y la dinámica favorable del mercado.
La evidencia estadística y los datos fácticos respaldan el inmenso potencial para el éxito de Muvr en estas regiones, posicionando a la compañía para lograr un crecimiento significativo y dominio del mercado.
POBLACIÓN COMBINADA
La población combinada de Sudamérica y Europa supera los 950 millones de habitantes, proporcionando a Muvr una base de clientes sustancial para sus servicios.
TAMAÑO DEL MERCADO
Se prevé que el mercado europeo de servicios de mudanza alcance los 32,000 millones de euros en 2025, mientras que el potencial sudamericano sin explotar agrega
TENDENCIAS DEL MERCADO
La digitalización, el comportamiento cambiante del consumidor y la preferencia por los servicios bajo demanda crean un mercado favorable para las soluciones de mudanza cómodas y
© 2023 Muvr Technologies, Inc. Todos los derechos reservados.
23


Muvr
PROPUESTA DE VALOR ÚNICA
Servicios Integrales
Muvr ofrece servicios de mudanza bajo demanda, entrega de mueblería y eliminación de basura, atendiendo a diversas comunidades hispanas con la misma cultura del fundador.
Tecnología avanzada
La aplicación móvil y el sitio web de Muvr cuentan con tecnología de vanguardia para realizar reservaciones sin problemas, rastreo en tiempo real y pagos seguros.
El mejor pago a trabajadores
La compensación justa de Muvr, inspirada en la experiencia personal de Rico como ex trabajador de mudanzas, fomenta una fuerza laboral dedicada y motivada, mejorando la calidad del servicio para los clientes.
Precios transparentes
Los precios honestos y transparentes de Muvr, impulsados por la defensa de la equidad de Rico, empatizan con los clientes, brindando tranquilidad.
Enfoque centrado en el cliente
El compromiso de Rico con los clientes a través de las redes sociales fomenta la confianza y la lealtad, reforzando la dedicación de Muvr para ofrecer un servicio al cliente excepcional.
Iniciativas de sostenibilidad
El compromiso de Rico con la responsabilidad ambiental se alinea con el enfoque de Muvr en prácticas sostenibles, ofreciendo servicios ecológicos de mudanza y eliminación de basura.
© 2023 Muvr Technologies, Inc. Todos los derechos reservados.
24


Muvr
VISIÓN Y ESTRATEGIA
La visión de Muvr es revolucionar la industria de la mudanza y eliminación de basura al proporcionar servicios efectivos, confiables y centrados en el cliente, a la vez que promueve un trato justo y apoyo para nuestros trabajadores independientes. Muvr tiene como

demanda, entrega de mueblería y eliminación de basura, estableciendo nuevos estándares en la industria.



VISIÓN

Transformando la industria: imaginamos un futuro en el que los servicios de mudanza y eliminación de basura sean sencillos, transparentes y ecológicos. Al aprovechar la tecnología, fomentar un sentido de comunidad y priorizar la satisfacción del cliente, nuestro objetivo es revolucionar una industria que durante mucho tiempo ha estado plagada de ineficiencias y experiencias negativas.

Muvr

ESTRATEGIA

ENFOQUE CENTRADO EN EL CLIENTE

Experiencia satisfactoria

Priorizamos que el cliente tenga experiencias satisfactorias con nuestra aplicación y sitio web fáciles de usar. Reservar mudanzas, realizar rastreo de órdenes y comunicarse sin esfuerzo con los proveedores de servicios.

Servicio al cliente

Ofrecemos atención al cliente personalizada y rápida, abordando consultas, resolviendo problemas, asegurando una experiencia de mudanza sin problemas para lograr la satisfacción del cliente.

ENFOQUE EN EL BIENESTAR DE LOS TRABAJADORES

Compensación justa

Creemos en una compensación justa para los trabajadores independientes, ofreciendo tasas de pago más altas, bonos y recompensas para atraer y retener profesionales calificados.

Capacitación y apoyo

Invertimos en capacitación y apoyo a los trabajadores independientes, asegurando un servicio excepcional y manteniendo altos estándares a través de una incorporación integral y un desarrollo continuo.

INNOVACIÓN TECNOLÓGICA

Plataforma avanzada

Muvr utiliza tecnología de vanguardia para una experiencia del cliente transparente y sin problemas, con rastreo en tiempo real, pagos seguros y precios transparentes.

Mejora continua

Priorizamos las mejoras tecnológicas para la eficiencia y la satisfacción del cliente, actualizando nuestra plataforma en función de los comentarios y las tendencias del mercado para ofrecer una experiencia excepcional.

PRÁCTICAS SOSTENIBLES

Responsabilidad ambiental

Muvr se compromete a reducir el impacto ambiental a través de prácticas ecológicas, eliminación responsable y asociaciones de sostenibilidad para un futuro más verde.

EXPANSIÓN Y ALCANCE GLOBAL

Expansión del mercado

Muvr planea expandir sus servicios a Sudamérica y Europa, aprovechando la audiencia y las conexiones de Rico Suárez para capturar participación en el mercado.

Asociaciones estratégicas

La colaboración con empresas de mudanzas locales, minoristas de muebles y proveedores de logística apoyará nuestra expansión, obteniendo información y visibilidad del mercado.

Muvr disrumpe la industria de mudanzas y eliminación de basura con un enfoque centrado en el cliente, enfoque en el trabajador independiente, tecnología, sostenibilidad y expansión estratégica.

Muvr

RICO SUÁREZ

El visionario fundador y portavoz de Muvr, aporta una gran cantidad de propuestas de valor únicas a la empresa.

- Empresario exitoso con múltiples empresas, experiencia ejecutiva de C-suite y comprensión de la industria de mudanzas/ eliminación de basura.
- El trayecto y la experiencia de Rico impulsan el éxito de Muvr, revolucionando la industria y brindando valor a los clientes y trabajadores independientes.
- Propuestas de valor únicas: experiencia personal en mudanzas, trayectoria empresarial, compromiso con el trato justo y autenticidad.
- La visión y el liderazgo estratégico de Rico posicionan a Muvr como líder del mercado, asegurando el éxito y el crecimiento continuos.



Muvr

EXPERIENCIA PERSONAL

La trayectoria de Rico como transportista de mudanzas alimenta su pasión por crear una experiencia de mudanza mejor, más justa y más eficiente para todos.

EMPRENDEDOR EXITOSO

El éxito empresarial de Rico abarca varias industrias, enriqueciendo la toma de decisiones estratégicas de Muvr. Sus diversas habilidades y perspectivas benefician el crecimiento de la empresa.

FIGURA PÚBLICA, PROPIEDAD DE MINORÍA (HISPANA)

Muvr, una empresa propiedad de minoría, valora la diversidad y la inclusión. El origen hispano de Rico fomenta la confianza, la empatía y la comprensión cultural con diversos clientes.

AUDIENCIA EN REDES SOCIALES DE 1 MILLÓN

La influyente presencia de Rico en las redes sociales llega a 1 millón de personas, la mitad en los Estados Unidos y la otra mitad en Sudamérica. Muvr se beneficia de esta ventaja global, conectándose con diversos clientes.

AMPLIFICAR LA VOZ DE LAS COMUNIDADES

La plataforma de Rico amplifica las voces y experiencias de las comunidades subrepresentadas en la industria de la mudanza. Defiende la inclusión y la igualdad a través de la defensa y la exposición de historias.

COMPROMISO CON UN TRATO JUSTO

Las experiencias personales de Rico dieron forma al compromiso de Muvr con el trato justo. Como empresario y defensor de los trabajadores independientes, Muvr ofrece el salario y el apoyo más altos.

LIDERAZGO VISIONARIO

El liderazgo visionario de Rico alimenta la misión de Muvr de revolucionar la industria. Centrado en la innovación, la satisfacción del cliente y el bienestar de los trabajadores independientes, inspira la excelencia.

Muvr

PROYECCIONES FINANCIERAS

PROYECCIÓN DE GANANCIAS A 5 AÑOS


$250M
$200M
$150M
$100M
$50M
$0M

	Year 01	Year 02	Year 03	Year 04	Year 05
Profit	$2.2M	$10.8M	$21.6M	$108M	$216M

$60 EN COMISIÓN POR ORDEN PROMEDIO (GANANCIA NETA):

1. $60 × 100 ordenes diarias equivalen a $6.000/diarios, $180,000/mensuales, $2.16M/anuales
2. $60 × 500 ordenes diarias equivalen a $30,000/diarios, $900,000/mensuales, $10.8M/anuales
3. $60 × 10,000 ordenes diarias equivalen a $ 600,000/diario, $ 18,000,000/mensuales, $ 21.6M/anuales
4. $60 x 5.000 ordenes diarias equivalen a $300,000/diarios, $9.000,000/mensuales, $108M/anuales
5. $60 x 10,000 ordenes diarias equivalen a $600,000/diarios, $18,000,000/mensuales, $216M/anuales

Las proyecciones a futuro no están garantizadas.

Muvr

Proyecciones financieras

Entrega en tienda

Valor promedio de órdenes: $200.

Proyecciones de ventas:

- **100 órdenes/día:** $20K/día, $600K/mes.

Mudanzas

Valor promedio de órdenes: $800.

Proyecciones de ventas:

- **100 órdenes/día:** $80K/día, $2.4M/mes.

Eliminación de basura

Valor promedio de órdenes: $200.

Proyecciones de ventas:

- **100 órdenes/día:** $20K/día, $600K/mes.

Mano de obra

Valor promedio de órdenes: $70.

Proyecciones de ventas:

- **100 órdenes/día:** $7K/día, $210K/mes.



1,000 órdenes/día: $200K/día, $6M/mes.
10,000 órdenes/día: $2M/día, $60M/mes.
1,000 órdenes/día: $800K/día, $24M/mes.
10,000 órdenes/día: $8M/día, $240M/mes.
1,000 órdenes/día: $200K/día, $6M/mes.
10,000 órdenes/día: $2M/día, $60M/mes.
1,000 órdenes/día: $70K/día, $2.1M/mes.
10,000 órdenes/día: $700K/día, $21M/mes.
© 2023 Muvr Technologies, Inc. Todos los derechos reservados.
30

Las proyecciones a futuro no están garantizadas.



Muvr
Proyecciones financieras
Flota (Alquilar un camión)
Valor promedio de órdenes: $2,500.
Proyecciones de ventas:
100 órdenes/mes: $250K/mes.
1,000 órdenes/mes: $2.5M/mes.
10,000 órdenes/mes: $25M/mes.
Dropshipping de muebles
Valor promedio de órdenes: $3,000.
Proyecciones de ventas:
100 órdenes/día: $300K/día, $9M/mes.
1,000 órdenes/día: $3M/día, $90M/mes.
10,000 órdenes/día: $30M/día, $900M/mes.
Tienda
Valor promedio de órdenes: $70.
Proyecciones de ventas:
100 órdenes/día: $7K/día, $210K/mes.
1,000 órdenes/día: $70K/día, $2.1M/mes.
10,000 órdenes/día: $700K/día, $21M/mes.
Almacén
Tarifa de suscripción: $250/mes.
Proyecciones de ventas:
1,000 órdenes: $250K/mes.
10,000 órdenes: $2.5M/mes.
100,000 órdenes: $25M/mes.
© 2023 Muvr Technologies, Inc. Todos los derechos reservados.
31

Las proyecciones a futuro no están garantizadas.



Muvr
Proyecciones financieras
Suscripción Pro
Tarifa de suscripción: $250/mes.
Proyecciones de ventas:
1,000 suscriptores: $250K/mes.
10,000 suscriptores: $2.5M/mes.
100,000 suscriptores: $25M/mes.
Suscripción Premium/Pase
Tarifa de suscripción: $25/mes.
Proyecciones de ventas:
1,000 clientes: $25K/mes.
10,000 clientes: $250K/mes.
100,000 clientes: $2.5M/mes.
1,000,000 clientes: $25M/mes.
Freebies
Tarifa de suscripción: $8/mes.
Proyecciones de ventas:
10,000 suscriptores: $80K/mes.
100,000 suscriptores: $800K/mes.
1,000,000 suscriptores: $8M/mes.
Ventas publicitarias
Tipos:
CPC: $1.00 - $5.00 por clic.
CPM: $10 - $30 por 1,000 impresiones.
Anuncios de video: $0.10 - $0.50 por vista.
© 2023 Muvr Technologies, Inc. Todos los derechos reservados.
32

Las proyecciones a futuro no están garantizadas.

Downloads

Muvr Rev Share Projections.pdf